W. THOMAS CONNER
DIRECT LINE: 203.383.0590
Internet: thomas.conner@sutherland.com

June 11, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Kansas City Life Variable Life Separate Account -- File No. 333-150926

Commissioners:

    On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Life Separate Account (the “Account”), we have attached for filing Pre-Effective Amendment No. 1 to the Account’s Registration Statement of Form N-6 for certain individual flexible premium variable life insurance contracts (the “Contracts”).  This Amendment is being made to respond to comments on the Registration Statement made by Ms. Michelle Roberts of the Staff on May 16, 2008, and to file certain exhibits not previously included in the Registration Statement.

    Requests from the Account and Sunset Financial Services, Inc. that the effective date of the Registration Statement be accelerated to June 16, 2008 or as soon as reasonably practicable thereafter also are enclosed.

    If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Pamela Ellis at (202) 383-0566.

       Sincerely,

                                                                                                                 /s/ W. Thomas Conner

W. Thomas Conner

Enclosures

cc:        Michelle Roberts, Esq.
Marc Bensing
Pamela Ellis, Esq.